UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 FORM 11-K


                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


               FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998  OR

    [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

                      FOR THE TRANSITION PERIOD FROM TO


                       Commission File Number 0-20882


                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                           (Full title of the plan)

                       Standard Management Corporation
                           9100 Keystone Crossing
                         Indianapolis, Indiana 46240

         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

     Registrant's Telephone Number, including Area Code: (317) 574-6200

                 STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                      FINANCIAL STATEMENTS AND SCHEDULES
  (Prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended)

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                     INDEX


Report of Independent Auditors (Not required-See Note 2)

Financial Statements:

Statements of Net Assets Available for Plan Benefits                         2
Statements of Changes in Net Assets Available for Plan Benefits              3
Notes to Financial Statements                                                7


Schedules:

Item 27a - Schedule of Assets Held for Investment (Not required - See Note 2)
Item 27d - Schedule of Reportable Transactions  (Not required-See Note 2)


Signatures                                                                  14

                STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (Unaudited)

                                                                    DECEMBER 31,
                                                             1998                        1997
Prudential investments, at fair value:
   Government Money Market                              $      61,471               $      39,051
   Equity Fund B                                              105,336                     120,009
   Equity Fund A                                              134,311                      71,619
   Equity Income Fund B                                        42,741                      44,273
   Equity Income Fund A                                        86,787                      33,813
   Global Genesis Fund B                                       30,026                      51,338
   Global Genesis Fund A                                       49,792                      18,290
   Government Income Fund B                                    17,044                      18,677
   Government Income Fund A                                     4,002                       2,477
   Nicholas Applegate Fund B                                   78,565                      98,020
   Nicholas Applegate Fund A                                   50,129                      49,973
   Diversified Bond Fund B                                     55,425                      65,303
   Diversified Bond Fund A                                     49,457                      13,130
   Allocation Balance Fund A                                   21,576                      19,294
   Allocation Balance Fund B                                   43,922                      52,432
Alliance Growth                                                51,998                         771
Templeton                                                      15,713                         857
Franklin Age                                                   27,673                       8,335
Putnam Voyager                                                116,881                      20,858
Standard Management Corporation Stock Fund                  1,324,429                     472,471
Participant notes receivable                                   10,598                      11,311
   Net assets available for plan benefits               $   2,377,876               $   1,212,302

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

               STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
            FOR PLAN BENEFITS WITH FUND INFORMATION (Unaudited)
                     For the Year Ended December 31, 1998

                                                           ADDITIONS
                                                                                      Contributions
                                    Investment          Savers                                                          Total
                                      income         transfer (a)       Employer      Participants       Total        additions
Prudential investments:
   Government Money Market         $     1,290       $     8,377       $     5,375    $     8,915     $    14,290    $    23,957
   Special Government Money Market          94                --                --             --              --             94
   Equity Fund B                         8,424                --               (12)           (18)            (30)         8,394
   Equity Fund A                         7,345             7,692            21,392         41,226          62,618         77,655
   Equity Income Fund B                 (1,517)               --               (10)           (14)            (24)        (1,541)
   Equity Income Fund A                 (3,311)           13,025            11,916         22,095          34,011         43,725
   Global Genesis Fund B                    88                --               (13)           (19)            (32)            56
   Global Genesis Fund A                (4,928)               --             7,861         11,487          19,348         14,420
   Government Income Fund B              1,426                --                --             --              --          1,426
   Government Income Fund A                266                --                --             --              --            266
   Nicholas Applegate Fund B             9,108                --               (11)           (16)            (27)         9,081
   Nicholas Applegate Fund A             5,873                --               139            139             278          6,151
   Diversified Bond Fund B               2,846                --                --             --              --          2,846
   Diversified Bond Fund A               1,394               272             9,928         18,185          28,113         29,779
   Allocation Balance Fund A             1,579                --                85            171             256          1,835
   Allocation Balance Fund B             3,336                --                --             --              --          3,336
Alliance Growth                          5,554             8,617             6,606         12,214          18,820         32,991
Templeton                                 (769)            2,672             2,501          5,805           8,306         10,209
Franklin Age                                43             2,211             7,556         11,364          18,920         21,174
Putnam Voyager                          17,545            15,197            21,639         46,806          68,445        101,187
Standard Management
   Corporation Stock Fund               79,735           642,660            69,917         87,148         157,065        879,460
Participant notes receivable             1,437             2,333                --             --              --          3,770
                                   $   136,858       $   703,056       $   164,869    $   265,488     $   430,357    $ 1,270,271

(a) Refer to note 1 to the financial statements

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                 STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
        FOR PLAN BENEFITS WITH FUND INFORMATION (Unaudited) (continued)
                     For the Year Ended December 31, 1998


                                             DEDUCTIONS                                     Net       Net Assets  Net assets
                           Participant       Admin.        Interfund        Total         increase   at beginning  at end of
                            benefits        expenses       transfers     deductions      (decrease)    of year       year
Prudential investments:
Government Money Market     $  (1,834)       $  (135)    $      432      $  (1,537)       $  22,420    $  39,051    $ 61,471
Special Govt Money Market          --             --            (94)           (94)              --           --          --
Equity Fund B                 (12,626)           (45)       (10,396)       (23,067)         (14,673)     120,009     105,336
Equity Fund A                  (9,977)          (177)        (4,809)       (14,963)          62,692       71,619     134,311
Equity Income Fund B             (990)           (32)         1,031              9           (1,532)      44,273      42,741
Equity Income Fund A           (2,008)           (51)        11,308          9,249           52,974       33,813      86,787
Global Genesis Fund B            (874)           (11)       (20,483)       (21,368)         (21,312)      51,338      30,026
Global Genesis Fund A            (700)           (49)        17,831         17,082           31,502       18,290      49,792
Government Income Fund B         (930)           (55)        (2,074)        (3,059)          (1,633)      18,677      17,044
Government Income Fund A          (78)             --         1,337          1,259            1,525        2,477       4,002
Nicholas Applegate Fund B     (11,143)           (26)       (17,367)       (28,536)         (19,455)      98,020      78,565
Nicholas Applegate Fund A      (5,387)            (1)          (607)        (5,995)             156       49,973      50,129
Diversified Bond Fund B        (3,033)           (35)        (9,656)       (12,724)          (9,878)      65,303      55,425
Diversified Bond Fund A        (1,912)           (70)         8,530          6,548           36,327       13,130      49,457
Allocation Balance Fund A      (1,319)            (1)         1,767            447            2,282       19,294      21,576
Allocation Balance Fund B      (2,359)            --         (9,487)       (11,846)          (8,510)      52,432      43,922
Alliance Growth                  (164)            --         18,400         18,236           51,227          771      51,998
Templeton                          --             --          4,647          4,647           14,856          857      15,713
Franklin Age                   (1,119)            --           (717)        (1,836)          19,338        8,335      27,673
Putnam Voyager                 (6,431)            --          1,267         (5,164)          96,023       20,858     116,881
Standard Management
  Corporation Stock Fund      (35,309)          (106)         7,913        (27,502)         851,958      472,471   1,324,429
Participant notes receivable  (10,895)            --          6,412         (4,483)            (713)      11,311      10,598

                           $ (109,088)      $   (794)      $  5,185     $ (104,697)     $  1,165,574 $ 1,212,302 $ 2,377,876


            THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.







                STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
              FOR PLAN BENEFITS WITH FUND INFORMATION (Unaudited)
                  For the Year Ended December 31, 1997


                                               ADDITIONS
                                                    Contributions
                             Investment                                                        Total
                               income          Employer     Participants        Total        additions
Prudential investments:
Government Money Market     $      1,035   $       5,734     $    10,163      $  15,897       $  16,932
Equity Fund B                     28,818          10,469          24,504         34,973          63,791
Equity Fund A                      1,110          10,123          18,446         28,569          29,679
Equity Income Fund B              16,656           2,939           5,752          8,691          25,347
Equity Income Fund A               1,416           2,561           5,036          7,597           9,013
Allocation Strategy Fund           6,081           2,950          37,097         40,047          46,128
Global Genesis Fund B              2,955           5,328           8,853         14,181          17,136
Global Genesis Fund A             (1,056)          3,952           7,071         11,023           9,967
Government Income Fund B           1,558           1,323           2,692          4,015           5,573
Government Income Fund A              73             208             412            620             693
Nicholas Applegate Fund B         19,636           9,602          21,183         30,785          50,421
Nicholas Applegate Fund A          1,591           1,117           1,942          3,059           4,650
Diversified  Bond Fund B           4,317           4,538           6,414         10,952          15,269
Diversified Bond Fund A               32           4,420           7,902         12,322          12,354
Special Money Market Fund          1,494             372           3,500          3,872           5,366
Allocation Balance Fund A            292             622           1,036          1,658           1,950
Allocation Balance Fund B            853              --              --             --             853
Alliance Growth                       37             245             489            734             771
Templeton                            (18)            317             558            875             857
Franklin Age                         126           3,144           5,077          8,221           8,347
Putnam Voyager                       908           6,155          10,891         17,046          17,954
Standard Management
  Corporation Stock Fund          94,481          40,442         101,379        141,821         236,302
Participant notes receivable       1,083              --              --             --           1,083

                              $  183,478     $   116,561       $ 280,397      $ 396,958       $ 580,436


            THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.







              STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
          FOR PLAN BENEFITS WITH FUND INFORMATION (Unaudited)
                  For the Year Ended December 31, 1997






                                          DEDUCTIONS                                    Net         Net assets
                         Participant      Admin.        Interfund        Total        increase          at        Net assets
                          benefits       expenses       transfers     deductions     (decrease)    beginning of    at end of
                                                                                                       year          year
Prudential investments:
Government Money Market    $(2,945)       $  (162)      $   8,043      $   4,936      $   21,868     $  17,183     $ 39,051
Equity Fund B               (1,266)           (94)        (52,198)       (53,558)         10,232       109,777      120,009
Equity Fund A                 (480)           (85)         42,504         41,939          71,619            --       71,619
Equity Income Fund B             --          (214)        (24,594)       (24,808)            539        43,734       44,273
Equity Income Fund A             --           (54)         24,853         24,799          33,813            --       33,813
Allocation Strategy Fund         --             --        (80,634)       (80,634)        (34,506)       34,506           --
Global Genesis Fund B       (1,759)            (9)        (21,705)       (23,473)         (6,337)       57,675       51,338
Global Genesis Fund A         (421)           (59)          8,803          8,323          18,290            --       18,290
Government Income Fund B         --          (123)         (1,723)        (1,846)          3,727        14,950       18,677
Government Income Fund A         --             --          1,784          1,784           2,477            --        2,477
Nicholas Applegate Fund B     (877)           (64)        (55,878)       (56,819)         (6,398)      104,418       98,020
Nicholas Applegate Fund A     (460)           (10)         45,793         45,323          49,973            --       49,973
Diversified  Bond Fund B         --           (48)         (1,267)        (1,315)         13,954        51,349       65,303
Diversified  Bond Fund A         --           (90)            866            776          13,130            --       13,130
Special Money Market Fund  (37,722)             --         32,356         (5,366)             --            --           --
Allocation Balance Fund A     (521)            (1)         17,867         17,345          19,294            --       19,294
Allocation Balance Fund B   (1,222)             --         52,801         51,579          52,432            --       52,432
Alliance Growth                  --             --             --             --             771            --          771
Templeton                        --             --             --             --             857            --          857
Franklin Age                  (102)             --             91            (11)          8,335            --        8,335
Putnam Voyager                 (79)             --          2,983          2,904          20,858            --       20,858
Standard Management
Corporation Stock Fund     (17,464)           (82)         (1,163)       (18,709)        217,594       254,877      472,471
Participant notes receivable    --             --             561            561           1,644         9,667       11,311

                         $ (65,318)      $  (1,095)    $      143       $(66,270)     $  514,166     $ 698,136   $1,212,302


            THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.







                STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Unaudited)


1.PLAN DESCRIPTION

The Standard Management Corporation ("SMC" and the "Company")
Savings Plan (the "Plan") is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Established June 1, 1987, and amended on April 1, 1998, the Plan includes all employees of SMC and its subsidiaries. Participation is voluntary. Employees age twenty-one or older are eligible to become a participant following the initial six-month period of employment. The entry dates are January 1 and July 1 of each year.

Employee contributions to the Plan are made through periodic payroll deductions in increments of 1.0 percent of the participant's annual earnings, not to exceed the lesser of 15.0 percent of the participant's annual earnings or the maximum amount specified by federal tax law ($10,000 and $9,500 for pre-tax contributions for 1998 and 1997, respectively). Participants designate the portfolios to which their contributions are made and have the opportunity to change the options previously elected.
Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

During 1998 and 1997, SMC matched 100.0 percent of each participant's pre-tax contributions up to a maximum of 4.0 percent of the participant's annual earnings. Additional amounts may be contributed by SMC at the discretion of its Board of Directors.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants have a gradual vesting schedule based upon length of service and are fully vested in SMC's contributions after six years of service.
The non-vested interests of withdrawn participants are used to reduce SMC's future contributions.

All benefits under the Plan are paid in cash in a lump sum or a series of installments. A participant may make withdrawals after age 59 1/2, and under certain circumstances, hardship withdrawals.








           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

             NOTES TO FINANCIAL STATEMENTS (continued)

1.PLAN DESCRIPTION (CONTINUED)

Participants may obtain loans up to 50.0 percent of the vested portion of their account balances, a minimum of $1,000 to a maximum of $50,000. Loan terms shall not exceed 5 years except in the case of the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Repayment of both principal and interest is made to the participant's account via payroll deduction or a lump sum.

The Plan is administered by the Plan Administrator, who is appointed by SMC's Board of Directors, and who establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, SMC has the discretionary right to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and employer's contributions and the net assets shall be set aside for payment to the participants. Distribution shall be made by the Trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

The foregoing description of the Plan provides only limited information.
Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

On March 12, 1998, SMC acquired Savers Life Insurance Company. Subsequent to this transaction, funds from the Savers Life Insurance Company Employee
Retirement Plan ("Savers Life Plan") of $703,056 were transferred into the
SMC Plan on December 31, 1998.  For the former participants in the Savers
Life Plan, the following optional forms of benefits have been accrued and cannot be rescinded under Section 411(d)(6) of the Internal Revenue Code of 1986, as amended.

The normal form of benefit for a married individual is a qualified joint and 50% survivor annuity.
The normal retirement age is the attainment of age 65.

           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

             NOTES TO FINANCIAL STATEMENTS (continued)

1.PLAN DESCRIPTION (CONTINUED)

If a participant or beneficiary defaults on a loan, the Plan treats the default as a distributable event. The Trustee, at the time of default, will reduce the participant's nonforfeitable accrued benefit by the lesser of the amount in default (plus accrued interest) or the Plan's security interest in the nonforfeitable accrued benefit. To the extent the loan is attributable to the partcipant's deferral contributions account, qualified matching contributions account or qualified nonelective contributions account, the trustee will not reduce the participant's nonforfeitable accrued benefit unless the participant has separated from service or unless the participant has attained age 59 1/2 .

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Under the Department of Labor Rules and Regulations for Reporting and
Disclosure under ERISA, the Plan files Form 5500-C/R which is required for employee benefit plans with fewer than 100 participants at the beginning of the year. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.

INVESTMENTS
Plan investments are stated at fair value. The Company stock is valued at its quoted market price. Individual funds are valued at net asset value representing the value at which units of the account may be purchased or redeemed.

CONTRIBUTIONS
Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings.
Matching Company contributions are recorded in the same period.

           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

             NOTES TO FINANCIAL STATEMENTS (continued)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING METHOD
The 1998 and 1997 financial statement amounts have been prepared on a payroll date basis versus a confirmation date basis.

3.INVESTMENTS

The Plan's investments, except for the SMC Stock Fund which is held by the Trustee of the Plan, are maintained under a group annuity contract in a separate account of Prudential Securities ("Prudential") effective
January 1, 1996.

Effective August 1, 1997, four new mutual fund choices were added as investment options and all future purchases were applied to Class A shares rather than to Class B shares of the mutual funds. As a result, upon enrollment in the Plan, participants may direct contributions in any of the ten investment options as follows in 1998 and 1997:

Government Money Market: This is a Prudential mutual fund in which the funds are invested to provide high current income and liquidity consistent with preservation of capital and invests in obligations issued by the United States ("U.S.") government, its agencies or instrumentalities.

Equity Fund A: This is a Prudential mutual fund in which the funds are invested to seek long term growth of capital by investing in a diversified portfolio of common stocks of major, established companies.

Equity Income Fund A: This is a Prudential mutual fund in which the funds are invested to seek long term growth of capital by investing in a diversified portfolio of common stocks, preferred stocks, and convertible securities of major, established companies.

Global Genesis Fund A: This is a Prudential mutual fund in which the funds are invested to seek long term growth of capital by investing primarily in securities of smaller foreign companies traded on exchanges around the world.







           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

             NOTES TO FINANCIAL STATEMENTS (continued)

3.INVESTMENTS (CONTINUED)

Diversified Bond Fund A: This is a Prudential mutual fund in which the funds are invested to seek high current returns by investing in a diversified portfolio of U.S. government, corporate, and some foreign bonds.

Allocation Balance Fund A: This is a Prudential mutual fund in which the funds are invested to seek high total return consistent with relatively higher risk by investing primarily in common stocks of major, established companies and smaller, faster growing companies as well as bonds and money market instruments.

Franklin AGE High Income Fund I: This is a Franklin mutual fund in which the funds are invested primarily in high yield corporate bonds to maximize current income. Capital appreciation is a secondary objective.

Alliance Growth Fund A: This is an Alliance mutual fund in which the funds are invested in a diversified portfolio of common stocks of major established companies to seek long term growth. Stock are chosen on a growth basis for their superior growth rates and strong future earnings expectations.

Putnam Voyager Fund A: This is a Putnam mutual fund in which funds are invested to seek capital growth by investing primarily in carefully selected, diversified portfolio stocks in smaller U.S. companies.

Templeton Foreign Fund I: This is a Templeton mutual fund in which funds are invested to seek aggressive growth of capital by investing in common stocks of foreign companies. The fund will primarily invest in established markets.

The SMC Stock Fund invests in common stock of SMC only. The return, which is reinvested in the stock, is based on changes in the market value of SMC common stock. The SMC common stock is valued at its closing market price on NASDAQ at December 31, 1998 and 1997.

Effective August 1, 1997, a participant's contribution in the three investment options below were replaced by other investment options:







           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

             NOTES TO FINANCIAL STATEMENTS (continued)

3.INVESTMENTS (CONTINUED)

Allocation Balance Fund B: This is a Prudential mutual fund in which the funds are invested to seek high total return consistent with relatively higher risk by investing primarily in common stocks of major, established companies and smaller, faster growing companies as well as bonds and money market instruments.

Government Income Fund B: This is a Prudential mutual fund in which the funds are invested to seek high current returns by investing in intermediate and long term U.S. government securities including U.S.
Treasuries, U.S. government agencies and mortgage backed securities.

Nicholas Applegate Fund B: This is a Prudential mutual fund in which the funds are invested to seek capital growth by investing primarily in carefully selected, diversified portfolio of stock in smaller U.S.
companies.

Individual investments representing five (5) percent or more of the Plan's net assets are as follows:

                                                                 December 31,
                                                            1998                    1997
Investments at fair value as determined
   by quoted market price:
   Prudential investments:
        Equity Fund A                                     $134,311                 $71,619
        Equity Fund B                                           --                 120,009
        Nicholas Applegate B                                    --                  98,020
        Diversified Bond Fund B                                 --                  65,303

   SMC Stock                                              1,324,429                472,471








           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

             NOTES TO FINANCIAL STATEMENTS (continued)

4.ADMINISTRATIVE EXPENSES

Operating expenses and maintenance fees incurred during the years ended
December 31, 1998 and 1997, except for investment custodial fees, were paid by the Company on behalf of the Plan. Future payment of such expenses is at the Company's discretion.

5.INCOME TAXES

The Company received a favorable determination letter August 1994 from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect any provision for federal income taxes.

6.SUBSEQUENT EVENT

As of January 1, 1999, the Company has elected to make matching contributions to the Plan in accordance with the safe harbor provisions outlined in Section 401(k)(12)(B)
of the Internal Revenue Code.  Under these safe harbor provisions, all matching
Company contributions will be fully vested.  Company matching contributions prior to January 1, 1999 will continue to vest under the former service schedule.











                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STANDARD MANAGEMENT CORPORATION
SAVINGS PLAN




Date:June 29, 1999__________________________________________
                  Edward T. Stahl
                  Executive Vice President of Standard Management
                  Corporation and Trustee


